News Release

Sun Life Financial

Update on Sun Life Financial transaction to sell U.S. annuity business

TORONTO, ON – (June 21, 2013) — On December 17, 2012, Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) entered into a definitive stock purchase agreement to sell its U.S. annuities business and certain of its U.S. life insurance businesses to Delaware Life Holdings, LLC, which was expected to close before the end of the second quarter of 2013, subject to regulatory approvals and other closing conditions. Approvals for the transaction have since been obtained from a number of regulators, including the Delaware Department of Insurance and the Financial Industry Regulatory Authority (FINRA). The approval process is also underway with the New York Department of Financial Services. The Department has recently undertaken a review of private investor groups as owners of annuity businesses, and we anticipate that the review will delay the close of the transaction beyond the end of the second quarter of 2013. We are continuing to work with Delaware Life Holdings, LLC, to obtain approval from the New York Department of Financial Services for the transaction and to close the transaction as soon as possible. Both parties have made substantial progress in preparing for the close and for the transition of employees and operations to support the business going forward.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013, the Sun Life Financial group of companies had total assets under management of $571 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com